WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon
Telephone: 011-961-3-861-690
Facsimile: 011-961-1-364-879

October 22, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nolan McWilliams

Dear Sirs:

Re:	Registration Statement on Form S-1
Amendment No. 1 – File No. 333-183839

We have received your letter dated October 5, 2012 containing comments on the initial filing of our S-1 registration statement. We respond to those comments as follows:

General

1.	We note your disclosure on page 15 that you are a shell company as defined in Rule 405 of Regulation C. Please revise the prospectus cover page to disclose your shell company status and caution investors as to the highly illiquid nature of an investment in your shares. Please add risk factors discussing the risks to investors because the Rule 144 safe harbor is not available until one year has passed after you are no longer a shell company and because of the additional disclosure requirements pursuant to Items 2.01(f) and 5.06 of Form 8-K.

We have revised our prospectus cover page to disclose that we are a shell company and that an investment in our shares should be considered highly illiquid.

We have also added the following risk factors:

“Because we are considered to be a “shell company” under applicable securities rules, investors may not be able to rely on the resale exemption provided by Rule 144 of the Securities Act. As a result, investors may not be able to re-sell our shares and could lose their entire investment.

We are considered to be a “shell company” under Rule 405 of Regulation C of the Securities Act. A “shell company” is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. As a result, our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.”

“Because we are considered to be a “shell company” under applicable securities rules, we are subject to additional disclosure requirements if we acquire or dispose of significant assets in the course of our business. We will incur additional costs in meeting these requirements, which will adversely impact our financial performance and, therefore, the value of your investment.

Because we are considered to be a “shell company” under Rule 405 of Regulation C of the Securities Act, we will are subject to additional disclosure requirements if we entered into a transaction which results in a significant acquisition or disposition of assets. In such a situation, we must provide prospectus-level, detailed disclosure regarding the transaction, as well as detailed financial information. In order to complying with these requirements, we will incur additional legal and accounting costs, which will adversely impact our results of operations. As a result, the value of an investment in our shares may decline as a result of these additional costs.”

2.	It appears that the $0.01 per share price of the shares you are registering for resale is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.01 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

3.	Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

We do not intend to use any artwork relating to our company or product in connection with our registration statement.

Registration Statement Fee Table

4.	Please revise to provide the provision under Rule 457 that you are relying upon to calculate the fees of the registration of your common stock.

We have revised our disclosure to indicate that we are relying on Rule 457(o) in calculating our registration fees.

Prospectus cover page

5.	Please disclose on the prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable;

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining the this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have added the following disclosure on the prospectus cover page:

“The Company is considered an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will be subject to reduced public company reporting requirements.”

We have also revised our prospectus disclosure to describe the implications of emerging growth company status and to disclose that we have elected to use the extended transition period afforded to us.

We have also added additional language to our existing risk factor regarding our emerging growth company election to include the information you request.

6.	Please clarify that you will not receive proceeds from this offering.

We have disclosed that we will not receive proceeds from the offering.

7.	We note your disclosure on the prospectus cover page that you will sell your shares at $0.01 per share until your shares are quoted on the Over-the-Counter Bulletin Board. Please revise to clarify that there is currently no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you. Please also revise throughout your prospectus accordingly.

We have revised our disclosure to state the following:

“The selling shareholders will sell our shares at $0.01 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price taking into consideration the price of the last sale of our common stock to investors, as well as the anticipated increase in value that will result from our shares becoming publicly-tradable. There is currently no trading market for our common stock. Although we intend to apply for quotation of our shares on the OTC Bulletin Board following the effective ness of our registration statement, of which this prospectus form a part, we require the assistance of a market-maker to do this and there is no guarantee that a market-maker will assist us or that we will be successful in establishing a trading market. As well, there is no assurance of when, if ever, our stock will be listed on an exchange.”

Summary, page 4

8.	Please disclose your cash on hand as of the most practicable date, your monthly cash burn rate, and the number of months until you run out of cash absent additional financing.

We have disclosed that our current cash on hand is $759, that we are incurring approximately $3,000 per month in expenditures, and that we will need additional financing immediately in order to fund our operations. We are in the process of raising additional funds.

9.	Please disclose that you are a development stage company here.

We have disclosed that we are a development stage company in this section.

10.	Please revise to provide a more detailed summary of your business and current operations to include the steps that you have taken to date to become an operating company. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. In this regard, disclose here the amount of funds needed to develop your pet waste removal product and begin generating revenues. Disclose the anticipated source(s) of funds. If you have not determined the source(s) of funds, revise to state. Additionally, disclose whether or not you have formal or information agreements with your principal to provide interim financing.

We have revised our summary to state the following regarding our business plans and funding:

“We intend to commence business operations by developing, manufacturing, marketing, and selling dog waste removal devices. We are currently considered a development stage company. To date, our president, Rami Tabet, has developed a device concept that permits the user to enclose dog waste in a plastic bag this is contained inside of a sealed plastic case. The user can then disposed of the plastic bag without direct contact. To date, we have not manufactured or sold any dog waste removal devices. In order to continue our business plan, we need to transform our device concept into a working prototype that is suitable for mass production and then enter into an agreement with a suitable third party for manufacture.

We anticipate that we will retain consultants and third parties to design a prototype for our product, as well as manufacture and package our product. We would be primarily responsible for marketing, distributing, and selling our product, though we may decide to outsource aspects of these tasks as well. We expect to incur consulting and engineering costs of approximately $25,000 in connection with the development of a working dog waste removal device prototype and anticipate completing a suitable prototype that forms the basis for manufacturing by December 2013.

In order to proceed with the manufacturing, distribution, and marketing of our proposed devices, we will require approximately an additional $250,000. From the date that we secure this financing, we anticipate that we will be able to commence selling our products and generating revenue within six months. However, this assumes that we do not encounter any delays in the prototype design and transition to manufacturing, of which there is no guarantee. Thus, we anticipate incurring approximately $275,000 in expenses prior to the time that we expect to commence earning revenue from the sale of dog waste removal devices, assuming that our estimates are accurate.

We will require significant additional funding in order to develop a product prototype so that it is suitable for mass production, to manufacture sufficient units of our product, and to market and sell our devices. There is no guarantee that we will be able to secure these funds. We anticipate that we will raise additional financing through our sale of common stock and from director loans. However, we do not have any agreement to sell additional shares of our common stock to investors or any formal arrangement with our director that compels him to lend any funds to us.”

11.	Please disclose here and in the appropriate risk factors, if true, that based on your business plan you do not anticipate generating revenues prior to December 2013.

The December 2013 date relates to our estimate for completing the prototype design and commencing commercial production. We anticipate that revenue generation would not occur until approximately six months later once an initial manufacturing run is completed. Accordingly, we have revised our disclosure in our summary section and in relevant risk factors to indicate that we do not expect to earn any revenue from operations until approximately July 2014.

12.	It appears that you do not have sufficient funds to operate your business for the next 12 months. You further state on page 18 that you may raise additional funding through the sale of your equity or through loans from your director. Please revise to state here the consequences to you if you are unable to obtain additional financing.

We have disclosed in the summary section that if we are unable to raise sufficient additional financing in order to cover the anticipated costs of operating our business, we will have to cease operations and shareholders will lose their investment in our company.

13.	As your principal place of business is located in Beirut, Lebanon, please disclose where you intend to distribute and sell your products.

We have disclosed that we intend to market and sell our products initially in North America, though we may expand our distribution focus depending on the success of our operations in that market.

Risk Factors, page 5

14.	Please add a risk factor discussing the risk of dilution to existing shareholders in the event you issue additional common stock in order to raise funds to implement your business plan. We note in this regard your disclosure in the fourth paragraph on page 18.

We have added the following risk factor:

“We will likely issue additional shares of common stock that will result in dilution to existing shareholders and adversely impact the value of our shares.

We must raise additional capital in order for our business plan to succeed. Our most likely source of additional capital will be through the sale of additional shares of common stock. We are authorized to issue up to 200,000,000 shares of common stock, of which 3,500,000 shares of common stock are currently issued and outstanding. Our director has the authority to cause us to issue additional shares of common, and to determine the rights, preferences and privilege of such shares, without consent of any of our stockholders. We may issue shares in connection with financing arrangements or otherwise. Any such issuances will result in immediate dilution to our existing shareholders’ interests, which will negatively affect the value of your shares.”

15.	Please revise to include a risk factor to disclose that your officers are not currently receiving any salary compensation and disclose that your officers and sole director will have discretion to set any future compensation. Also disclose the salary compensation they ultimately expect to receive. The disclosures will help investors evaluate your financial statements.

We have added the following risk factor:

“Although our sole director and officer does not currently receive compensation for his management services, we anticipate paying him a salary once we commence generating revenue, which will adversely impact any potential profit that we may generate.

We are not currently compensating our sole director and officer, Rami Tabet, for providing management services to us. We intend to pay management fees to him as compensation if the cash flow that we generate from operations significantly exceeds our total expenses. We currently anticipate that such management fees would not exceed $5,000 per month. However, Mr. Tabet, as our sole officer and director, has the power to set his own compensation as he sees fit. Management fees that he receives will have an adverse effect on our net profit, if any.”

Plan of Distribution, page 10

16.	We note your statement that shares may be sold in compliance with Rule 144. Please reconcile this disclosure with your disclosure on page 15 regarding the availability of Rule 144 for shell companies.

We have revised our disclosure to clarify that our shares may also be sold in compliance with Rule 144, which will only be available as an exemption on the date one year following the date that we cease to be a “shell company”.

Description of Business, page 12

Product Overview, page 12

17.	Please revise to disclose the steps that you have taken to develop and manufacture your product. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future.

We have revised our product overview to clearly differentiate between the operation activities that we have completed, those that are in the process of completion, and those that we will pursue in the future, including time lines and anticipated costs.

Market for the Product, page 12

18.	Please disclose where you intend to offer your product and explain in greater detail how you determined that there are enough potential customers who are willing to pay $30 for the device plus replacement bags to provide a sufficient market for your product in your target market(s).

We have added the following disclosure in this section:

“We intend to initially distribute our products in North America with a view to expanding our market focus depending on our initial success. While we have not conducted any formal study to ensure that there is a market for our product given our proposed manufacturer’s suggested retail price of approximately $30 per dog waste removal device, our initial analysis of competitive products that are currently available through large chain pet stores indicated there are no available products with comparable features to our proposed design and that existing mechanisms with and without bags (see “Existing Competitive Products” below for descriptions of these) had prices ranging from $17,59 for products that involve close contact with the dog waste to $58.99 for rake and handled scooping mechanisms. Based on these prices and the features of our proposed product, we anticipate that our pricing is reasonable for providing for a sufficient market for our product in North America.”

19.	Please discuss how the potential market for your device is affected by the fragmented and competitive nature of the pet products industry. We not in this regard your disclosure in the first risk factor on page 6.

We have added the following disclosure in this section:

“Our ability to market our dog waste removal devices in North America will be adversely impacted by the fragmented and competitive nature of the pet products industry. The sector includes large entities that mass produce products for pets, as well as many boutique manufacturers that produce small batches of dog waste removal products and related accessories, such as plastic waste bags.

While the principal competitive factors in dog waste removal are product design and effectiveness, pricing and availability of the product and geographic coverage are also critical. We will compete with many local, regional and national purveyors of pet products that offer multiple consumer items to pet and department stores and can therefore command better product placement. Most of our competitors have greater financial resources and may be able to withstand sales or price decreases better than we will. We also expect to continue to face competition from new market entrants. We may be unable to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.”

20.	We note that you intend to rely on third parties for the design, manufacture, and packaging of your product and may outsource marketing, distribution, and sales. Please add risk factor disclosure discussing the attendant risks of your reliance on third parties to carry out these functions. Please also revise the last risk factor on page 5 to discuss the risks to you in the event there is an intellectual property dispute between you and your consultants regarding the prototype.

We have added the following risk factor:

“BECAUSE WE WILL RELY UPON THIRD PARTY CONSULTANTS FOR IMPORTANT ASPECTS OF OUR BUSINESS PLAN, WE ARE SUBJECT TO THE RISK THAT THEY WILL NOT PERFORM THEIR TASKS EFFECTIVELY AND THAT WE WILL BE UNSUCCESSFUL IN OPERATING OUR BUSINESS AS A RESULT.

We intend to rely on third parties, such as a marketing consultants and engineers, for the design, manufacture, and packaging of our product. We may also outsource aspects of the marketing, distribution, and sale of our dog waste removal devices as well. Because some of these consultants will have expertise in areas that our management does not, we may not be able to effectively evaluate their work and cannot be assured that it will result in a properly functioning product that consumers will purchase in sufficient numbers. We also cannot ensure that third party consultants will be able to complete their work for us in a timely manner. Accordingly, our reliance on third parties exposes us to the risk that our business will be unsuccessful if they do not complete and market our product as envisioned.”

We have also revised the noted risk factor regarding intellectual property rights to discuss the risks relating to potential disputes between us and our consultants.

Sales and Marketing Strategy, page 13

21.	Please discuss the anticipated costs and timeframe for implementing your sales and marketing strategy once your product is ready for retail sale.

We have added the following disclosure in this section:

“We expect to begin implementation of our sales and marketing strategy concurrently with the device manufacturing process, which we expect to commence in approximately December 2013 and be completed by July 2014. This will include the following components:

1.    Website design with an estimated cost of $5,000;

2.    Product packaging design with an estimated cost of $25,000;

3.    Product demonstrations with an estimated cost of $20,000.

These marketing costs are included in our manufacturing budget. Due to the cost of producing and airing a television advertisement, estimated to be $100,000 for production and about $50,000 for a modest advertising campaign, we will defer these costs until we begin generating revenue from product sales and perform a detailed cost-benefit analysis of the likely impact of television advertising.”

22.	Please discuss in greater detail the distribution methods you contemplate using. In you expanded discussion, please specifically address shipping, warehousing, and other costs you may incur in the event you handle distribution of your product in-house. Please also address the costs you may avoid or incur if you determine to outsource the distribution function.

We have revised our sales and marketing disclosure to include details of the distribution methods that we are considering, as well as differences in the types of costs we may incur if we control distribution in-house rather than outsourcing it.

23.	We note you intend to distribute your product to pet stores, general retailers, supermarkets, discount stores, and large chain stores. Please discuss whether large chain and discount stores may have leverage over pricing, inventory, and product specifications which may have the effect of reducing the retail price of your product or gross margins. Please also add a risk factor discussing these attendant risks.

We have provided the following disclosure:

“We intend to sell our dog waste removal product and liner bags through distribution arrangements with pet stores of various sizes, as well as general retailers, which include supermarkets, discount stores, and large chain stores. We are subject to the risk that large, high-profile, retailers could exert substantial pressure on us due to their size and the small contribution that our products would likely have to their financial success. Because of this difference in market influence, such retailers would have leverage over the pricing of our products, inventory and product return policies, as well as product specifications. This could either reduce the retail price of our products and thereby reduce our margins, or limit the types of stores at which our products are available for sale.”

We have also added a risk factor with similar disclosure.

24.	We note that you intend to sell your product for approximately $30 for each device. Please revise to disclose the estimated costs to produce each product so that investors may assess your plan of operation.

We have disclosed the estimated costs of producing each dog waste removal device and each package of 50 replacement bags.

Report of Independent Registered Public Accounting Firm, page 17

25.	The report states that it covers the years ended January 31, 2012, 2011, and 2010 in addition to the years ended April 30, 2012, 2011, and 2010. We note that your year end is April 30th therefore it appears the reference to the additional periods is not appropriate. Please revise accordingly.

We have filed a revised report with our amended registration statement that references the appropriate year end periods.

Other

26.	Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We have included updated financial statements for the interim period ended July 31, 2012 with our amended registration statement.

27.	Please file an updated consent letter from your auditor.

We have included an updated consent letter from our auditor as an exhibit to our amended registration statement.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President